May 20, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Coty Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed May 14, 2013 File No. 333-182420

Dear Ms. Long:

On behalf of Coty Inc. (the “Company”), this letter supplementally provides to the staff of the Securities and Exchange Commission information regarding the estimated price range to be set forth in the preliminary prospectus circulated to investors. Based on current market conditions, the estimated price range is expected to be a two dollar range with the bottom of the range to be no less than $16.00 per share and a top of the range to be no more than $19.00 per share. The actual price range could vary based on changes to market conditions between the date of this letter and the date when the preliminary prospectus is circulated to investors. The Company confirms it will disclose a price range in the preliminary prospectus circulated to investors.

If you should have any questions or would like further information with respect to this matter, please direct them to me at (212) 351-4034. Facsimile transmissions may be sent to me at (212) 351-5237.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Patricia Armelin, Securities and Exchange Commission
Jessica Dickerson, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission

Jules Kaufman, Coty Inc.
Michael Kaplan, Davis Polk & Wardwell LLP